*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on July 15, 2015.

POLYMET MINING CORP.

Meeting Information

Meeting Type: Annual General and Special Meeting
For holders as of: May 20, 2015
Date: July 15, 2015 **Time:** 10:00 AM (Toronto Time)
Location: The York Room
Hilton Toronto
145 Richmond Street West
Toronto, Ontario

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

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— Before You Vote —
How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

ANNUAL REPORT   INFORMATION CIRCULAR/PROXY STATEMENT

How to View Online:
Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET:* www.proxyvote.com
2) *BY TELEPHONE:* 1-800-579-1639
3) *BY E-MAIL*:* sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before July 1, 2015 to facilitate timely delivery.

— How To Vote —
Please Choose One of the Following Voting Methods

Vote In Person: If you choose to vote these shares in person at the meeting, you must request a "*legal proxy.*" To do so, please follow the instructions at *www.proxyvote.com* or request a paper copy of the materials, which will contain the appropriate instructions. Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a voting instruction form.

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Voting Items

The Board of Directors recommends you vote FOR the following proposals:

1. **Election of Directors**
   To elect eight directors
   - 1a. Jonathan Cherry
   - 1b. Matthew Daley
   - 1c. Dr. David Dreisinger
   - 1d. W. Ian L. Forrest
   - 1e. Alan R. Hodnik
   - 1f. William Murray
   - 1g. Stephen Rowland
   - 1h. Michael M. Sill

2. **Appointment of Auditors**
   Appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

3. **Approval of the Company's 2007 Omnibus Share Compensation Plan**
   Re-approve the Company's 2007 Omnibus Share Compensation Plan as more particularly set out in the Management Proxy Circular.

4. **Approval of the Company's Amended and Restated Shareholder Rights Plan**
   Re-approve the Company's Amended and Restated Shareholder Rights Plan as more particularly set out in the Management Proxy Circular.

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

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Voting Instructions

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